Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued (i) our report dated March 5, 2010 with respect to the consolidated financial statements of Atlas Pipeline Partners, L.P. and subsidiaries (which expressed an unqualified opinion and included an explanatory paragraph concerning the adoption of the new accounting standards for non-controlling interests and calculating earnings per share) and (ii) our report dated March 5, 2010, with respect to internal control over financial reporting, both appearing in the 2009 Annual Report of Atlas Pipeline Partners, L.P. to its unitholders on Form 10-K for the year ended December 31, 2009 which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma

March 5, 2010